UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Arcos Dorados Holdings Inc. Unaudited Condensed Consolidated Financial Statements as of March 31, 2015 and December 31, 2014 and for the three-month periods ended March 31, 2015 and 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 12, 2015

Item 1
Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of March 31, 2015 and December 31, 2014 and for the three-month periods ended March 31, 2015 and 2014 (Unaudited)

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2015	2014
REVENUES
Sales by Company-operated restaurants	$743,471	$878,058
Revenues from franchised restaurants	31,587	37,436
Total revenues	775,058	915,494

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(259,461)	(315,722)
Payroll and employee benefits	(160,743)	(189,569)
Occupancy and other operating expenses	(216,551)	(252,119)
Royalty fees	(38,002)	(41,386)
Franchised restaurants – occupancy expenses	(15,226)	(15,717)
General and administrative expenses	(65,471)	(67,176)
Other operating expenses, net	(14,219)	(13,031)
Total operating costs and expenses	(769,673)	(894,720)
Operating income	5,385	20,774
Net interest expense	(16,324)	(16,957)
(Loss) gain from derivative instruments	(73)	10
Foreign currency exchange results	(23,698)	(20,447)
Other non-operating expenses, net	(46)	(318)
Loss before income taxes	(34,756)	(16,938)
Income tax benefit (expense)	6,587	(3,699)
Net loss	(28,169)	(20,637)
(Less) Plus: Net (income) loss attributable to non-controlling interests	(64)	7
Net loss attributable to Arcos Dorados Holdings Inc.	$(28,233)	$(20,630)

Loss per share information:
Basic net loss per common share attributable to Arcos Dorados Holdings Inc.	$(0.13)	$(0.10)
Diluted net loss per common share attributable to Arcos Dorados Holdings Inc.	$(0.13)	$(0.10)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars

	2015	2014
Net loss	$(28,169)	$(20,637)
Other comprehensive loss, net of tax:
Foreign currency translation	(49,333)	(14,415)
Defined benefit pension plan:
Reclassification of net loss to consolidated statement of income	110	44
Defined benefit pension plan (net of $57 and $23 of income taxes for the three-month periods ended March 31, 2015 and 2014, respectively)	110	44
Cash flow hedges:
Net gains (loss) recognized in AOCI	11,006	(1,174)
Reclassification of net (gain) loss to consolidated statement of income	(7,750)	2,322
Cash flow hedges (net of $nil of income taxes)	3,256	1,148
Total other comprehensive loss	(45,967)	(13,223)
Comprehensive loss	(74,136)	(33,860)
(Less) Plus: Comprehensive loss (income) attributable to non-controlling interests	(42)	75
Comprehensive loss attributable to Arcos Dorados Holdings Inc.	$(74,178)	$(33,785)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheets
As of March 31, 2015 and December 31, 2014
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	March 31, 2015 (Unaudited)	As of December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$71,888	$139,030
Accounts and notes receivable, net	56,706	83,003
Other receivables	50,502	65,147
Inventories	51,871	53,403
Prepaid expenses and other current assets	82,332	84,593
Deferred income taxes	14,868	17,188
Collateral deposits	5,398	4,832
Total current assets	333,565	447,196
Non-current assets
Miscellaneous	70,265	78,883
Collateral deposits	5,325	5,325
Property and equipment, net	993,163	1,116,281
Net intangible assets and goodwill	51,760	57,864
Deferred income taxes	77,170	75,319
Derivative instruments	19,721	9,517
McDonald’s Corporation’s indemnification for contingencies	4,101	4,395
Total non-current assets	1,221,505	1,347,584
Total assets	$1,555,070	$1,794,780
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$171,990	$220,337
Royalties payable to McDonald’s Corporation	12,400	16,953
Income taxes payable	22,618	29,473
Other taxes payable	66,821	91,290
Accrued payroll and other liabilities	86,702	112,072
Provision for contingencies	673	777
Interest payable	5,351	20,627
Short-term debt	42,276	32,528
Current portion of long-term debt	5,502	6,156
Derivative instruments	10,427	10,958
Deferred income taxes	818	895
Total current liabilities	425,578	542,066
Non-current liabilities
Accrued payroll and other liabilities	18,367	18,440
Provision for contingencies	10,560	11,427
Long-term debt, excluding current portion	711,813	761,080
Deferred income taxes	4,294	4,180
Total non-current liabilities	745,034	795,127
Total liabilities	1,170,612	1,337,193
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 130,216,043 shares issued and outstanding	365,701	365,701
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding	132,915	132,915
Additional paid-in capital	16,981	15,974
Retained earnings	216,558	244,791
Accumulated other comprehensive losses	(348,412)	(302,467)
Total Arcos Dorados Holdings Inc. shareholders’ equity	383,743	456,914
Non-controlling interests in subsidiaries	715	673
Total equity	384,458	457,587
Total liabilities and equity	$1,555,070	$1,794,780

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars

	2015	2014
Operating activities
Net loss attributable to Arcos Dorados Holdings Inc.	$(28,233)	$(20,630)
Adjustments to reconcile net loss attributable to Arcos Dorados Holdings Inc. to cash used in operations:
Non-cash charges and credits:
Depreciation and amortization	27,696	28,016
Impairment of long-lived assets	7,804	—
Others, net	14,440	4,529
Changes in assets and liabilities	(52,115)	(51,907)
Net cash used in operating activities	(30,408)	(39,992)
Investing activities
Property and equipment expenditures	(11,958)	(20,729)
Other investment activities	2	(1,059)
Net cash used in investing activities	(11,956)	(21,788)
Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(12,509)	(12,509)
Net short-term borrowings	10,559	52,987
Other financing activities	(2,118)	(1,448)
Net cash (used in) provided by financing activities	(4,068)	39,030
Effect of exchange rate changes on cash and cash equivalents	(20,710)	(26,458)
Decrease in cash and cash equivalents	(67,142)	(49,208)
Cash and cash equivalents at the beginning of the year	$139,030	$175,648
Cash and cash equivalents at the end of the period	$71,888	$126,440

Supplemental cash flow information:
Cash paid during the period for:
Interest	$31,178	$33,027
Income tax	3,407	6,989
Non-cash financing activities:
Dividend declared pending of payment	$—	$50,036

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Statement of Changes in Equity
For the three-month period ended March 31, 2015 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional capital	Retained	Accumulated comprehensive losses		Non- interests
	Number	Amount	Number	Amount	paid-in	earnings	other	Total	controlling	Total
Balances at beginning of fiscal year	130,216,043	365,701	80,000,000	132,915	15,974	244,791	(302,467)	456,914	673	457,587
Net loss for the period (Unaudited)	—	—	—	—	—	(28,233)	—	(28,233)	64	(28,169)
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(45,945)	(45,945)	(22)	(45,967)
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	1,007	—	—	1,007	—	1,007
Balances at end of period (Unaudited)	130,216,043	365,701	80,000,000	132,915	16,981	216,558	(348,412)	383,743	715	384,458

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Statement of Changes in Equity
For the three-month period ended March 31, 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional capital	Retained	Accumulated comprehensive losses		Non- interests
	Number	Amount	Number	Amount	paid-in	earnings	other	Total	controlling	Total
Balances at beginning of fiscal year	129,867,426	358,820	80,000,000	132,915	17,250	404,287	(218,735)	694,537	762	695,299
Net loss for the period (Unaudited)	—	—	—	—	—	(20,630)	—	(20,630)	(7)	(20,637)
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(13,155)	(13,155)	(68)	(13,223)
Dividends to Arcos Dorados Holdings Inc.’s shareholders (Unaudited)	—	—	—	—	—	(50,036)	—	(50,036)	—	(50,036)
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	1,886	—	—	1,886	—	1,886
Dividends on restricted share units under the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	—	(127)	—	(127)	—	(127)
Acquisition of non-controlling interests (unaudited)	—	—	—	—	(558)	—	—	(558)	(192)	(750)
Balances at end of period (Unaudited)	129,867,426	358,820	80,000,000	132,915	18,578	333,494	(231,890)	611,917	495	612,412

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2014.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

The Company’s revenues are generally greater in the second half of the year. Although the impact on the Company’s results of operations is relatively small, this impact is due to increased consumption of the Company’s products during the winter and summer holiday seasons, affecting July and December, respectively (for the Southern hemisphere).

Operating results for the three-month period ended March 31, 2015 are not necessarily indicative of results that may be expected for any future periods.

3.	Summary of significant accounting policies

There have been no material changes in the Company’s accounting policies disclosed in the notes to the consolidated annual financial statements as of December 31, 2014.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

See Note 13 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Recent accounting pronouncements

In May 2014, the FASB issued guidance codified in Accounting Standards Codification (ASC) 606, “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017.  The standard’s core principle is that a company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the provisions of ASC 606.

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Short-term debt

Short-term debt consists of the following:

	As of
	March 31, 2015 (Unaudited)	As of December 31, 2014
Bank overdrafts	$276	$528
Revolving Credit Facility (i)	35,000	—
Other short-term loans (ii)	7,000	32,000
	$42,276	$32,528

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Short-term debt (continued)

(i)  Revolving Credit Facility

On August 2, 2013, ADBV renewed its committed revolving credit facility with Bank of America, N.A., as lender, for up to $75 million maturing on August 3, 2015. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.0 to 1 on the last day of any fiscal quarter of the borrower. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

At March 31, 2015, the Company had borrowed $35.0 million under the revolving credit facility. This loan matures during April 2015.

(ii)  Other short-term loans

As of March 31, 2015, mainly comprised of three loans granted by Citibank in Mexico totaling $7.0 million. These loans mature during April 2015 and accrue interest at a weighted-average annual rate of 1.90%. As of December 31, 2014, mainly comprised of a loan granted by Citibank in Colombia totaling $32.0 million. This loan was settled during January and February 2015.

5.	Long-term debt

Long-term debt consists of the following:

	As of
	March 31, 2015 (Unaudited)	As of December 31, 2014
2023 Notes	$469,102	$468,976
2016 Notes	211,838	254,963
Capital lease obligations	4,914	5,652
Other long-term borrowings	31,461	37,645
Total	717,315	767,236
Current portion of long-term debt	5,502	6,156
Long-term debt, excluding current portion	$711,813	$761,080

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

The following table presents information related to the 2023 and 2016 Notes:

			Principal as of
	Annual interest rate	Currency	March 31, 2015	December 31, 2014	Maturity
2023 Notes	6.625%	USD	$473,767	$473,767	September 27, 2023
2016 Notes	10.25%	BRL	211,155	253,989	July 13, 2016

	Interest Expense (i)		DFC Amortization (i)		Accretion of Premium (i)
	2015	2014	2015	2014	2015	2014
2023 Notes	$7,847	$7,847	$109	$109	$126	$124
2016 Notes	5,904	7,201	193	194	—	—

(i) These charges are included within "Net interest expense" in the consolidated statements of income.

2023 and 2016 Notes

On September 27, 2013, the Company issued senior notes which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes and to repay certain of the Company’s short-term debt. The 2019 Notes, were canceled during 2013, when the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of the outstanding 2019 Notes for 2023 Notes and to purchase any and all of the outstanding 2019 Notes for cash.

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

On July 13, 2011, the Company issued Brazilian reais notes due in 2016 (the "2016 Notes"). Periodic payments of principal are not required and interest is paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

The 2023 and 2016 Notes (the "Notes") are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2023 and 2016 Notes (continued)

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 and 2016 Notes to be due and payable immediately.

The Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

6.	Derivative instruments

Derivatives not designated as hedging instruments

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price (see Note 7 for details). As the Company’s stock price changes, such liability is adjusted and the impact is recorded in the Company’s consolidated statement of income within “General and administrative expenses”. On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International in order to minimize earnings volatility related to this risk, which was renewed twice and matures on September 12, 2015.

Under the agreement effective as from August 20, 2012, the Company receives (pays) the appreciation (depreciation), plus any dividends, on a notional number of 1,022,551 Class A shares (2,272,551 at the inception) over a reference price of approximately $13.77 per share. The Company in turn pays interests at 3-month LIBOR plus 450 basis points (330 basis points  at the inception and 380 between August 2013 and September 2014) over a US dollar notional amount ($31,290 at the inception). The Company may, prior to maturity of the agreement and subject to certain limitations, reduce the notional number of Class A shares underlying the total equity return swap transaction. The counterparty can terminate the swap agreement if (i) the average of the Company’s stock price for any three consecutive exchange business days is less than $5.15 ($7.57 at the inception); or (ii) on any day, there is a decline of 10% or more in the price with respect to the closing price of the preceding business day and the price per share at such time is less than $8.95; or (iii) the consolidated net indebtedness to EBITDA ratio is greater than 3.0 to 1 (2.5 to 1 at the inception) on the last day of any fiscal quarter. During the three-month period ended March 31, 2015, there were certain periods where some of the termination events occurred as a consequence of the reduction in the stock price, despite this fact, the counterparty has not decided to terminate the total equity return swap as of that date. As of March 31, 2015, the Company is negotiating an amendment to the agreement.

As from September 23, 2014, the Company is required to make a collateral deposit equal to the excess of the mark-to-market above a threshold of $3,000, $500 as the incremental basis. As of March 31, 2015, the collateral amounts to $5,398  ($4,832 at December 31, 2014) and is presented as a current asset within “Collateral deposits”.

The Company has not designated the swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within "General and administrative expenses". The interest portion is recorded within “Net interest expense” in the Company’s consolidated statement of income.

In addition, during the three-month periods ended March 31, 2015 and 2014 the Company paid interests amounting to $170 and $145, respectively, in connection with this agreement.

See additional disclosures below for further information about this swap agreement.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives designated as hedging instruments

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of March 31, 2015, the Company has forward contracts outstanding with a notional amount of $12,375 that mature during 2015.

The Company made net collections totaling $1,262, and $513 during the three-month periods ended March 31, 2015 and 2014, respectively, as a result of the net settlements of these derivatives. See additional disclosures below for further information about these forward contracts.

Cross-currency interest rate swaps

On November 7, 2013, the Company entered into a cross-currency interest rate swap agreement with JP Morgan Chase Bank, N.A., to hedge all the variability in a portion (53.08%) of the principal and interest collections of its BRL intercompany loan receivable with ADBV. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable.  Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 47.3 million of US dollars and pays Brazilian reais interests at a fixed rate of 13% over a notional amount of R$108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal. The Company paid $1,177 and $1,601 during the three-month periods ended March 31, 2015 and 2014, respectively.

See additional disclosures below for further information about these swap agreements.

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of March 31, 2015 and December 31, 2014:

	Asset (Liability) Derivatives
		Fair Value

		As of
Type of Derivative	Balance Sheets Location	March 31, 2015 (Unaudited)	As of December 31, 2014
Derivatives designated as hedging instruments under ASC 815 Derivatives and Hedging
Forward contracts	Other receivables	$556	$857
Cross-currency interest rate swap (i)	Derivative instruments	17,788	6,565
		18,344	7,422
Derivatives not designated as hedging instruments under ASC 815 Derivatives and Hedging

Total equity return swap (ii)	Derivative instruments	$(8,494)	$(8,006)
		(8,494)	(8,006)
Total derivative instruments		$9,850	$(584)

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Additional disclosures (continued)

(i)
At March 31, 2015, disclosed in the consolidated balance sheet as follows: $19,721 as a non-current assets and $1,933 as a current liability. At December 31, 2014, disclosed in the consolidated balance sheet as follows: $9,517 as a non-current asset and $2,952 as a current liability.

(ii)	Disclosed in the consolidated balance sheet as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the three-month periods ended March 31, 2015 and 2014 for each type of derivative relationship:

Derivatives in Cash Flow	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)		Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Hedging Relationships	2015	2014	2015	2014	2015	2014
Forward contracts	$961	$588	$(1,262)	$(513)	$—	$—
Cross-currency interest rate swap	10,045	(1,762)	(6,488)	2,835	—	—
Total	$11,006	$(1,174)	$(7,750)	$2,322	$—	$—

(i)
The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net gain (loss) recognized in income related to the cross-currency interest rate swap is presented in the consolidated income statement as follows: a gain (loss) of $6,853 and ($1,815) for the three-month periods ended March 31, 2015 and 2014, respectively, as an adjustment to foreign exchange results and a loss of $365 and 1,020 for the three-month periods ended March 31, 2015 and 2014, respectively, as an adjustment to net interest expense.

Derivatives Not Designated as Instruments	Location of Gain (Loss)	Gain (Loss) Recognized in Income on Derivative instruments
Hedging Instruments	Recognized in Income	2015	2014
Total equity return swap	General and administrative expenses	$(491)	$ (2,086)
	Net interest expense	(167)	(81)
Others	(Loss) gain from derivative instruments	(73)	10
Total		$(731)	$(2,157)

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. As of March 31, 2015, the total amount of awards was vested. Exercisable outstanding awards at the date of termination are automatically settled by the Company. In April 2014, the Company communicated to its employees the three year’s expiration extension of ADBV Long-Term Incentive Plan outstanding units exercise right, without any change in the vesting period. Upon this resolution, units for which its exercise right was originally scheduled to expire in May, 2014 will expire in May, 2017, and units for which its exercise right was originally scheduled to expire in May, 2015 will expire in May, 2018. The total incremental compensation cost resulting from the modification for the three-month period ended March 31, 2015, amounts to $133, which has been recorded under “General and administrative expenses”. The accrued liability is remeasured at the end of each reporting period until settlement.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at March 31, 2015 and December 31, 2014:

	At March 31, 2015 (Unaudited)	At December 31, 2014
Current share price (i)	4.93	5.41
Weighted-average base value of outstanding units	6.79	6.77
Expected volatility (ii)	58.6%	40.4%
Dividend yield	4.8%	4.4%
Risk-free interest rate	0.3%	0.5%
Expected term	1.42	1.58

(i)	Equal to the quoted market price per share at period-end.
(ii)	Based on implied volatility of the Company’s class A shares.

The following table provides a summary of the plan, totally vested, at March 31, 2015:

Total
Number of units outstanding	866,608
Weighted-average fair market value per unit	1.01
Total fair value of the plan / Accrued liability (i)	873

(i)	Disclosed within current “Accrued payroll and other liabilities” in the Company’s balance sheet.

During the three-month period ended March 31, 2015, 3,916 units were exercised and 3,014 units were forfeited. The Company made payments totaling $19 during the three-month period ended March 31, 2015.

Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. As discussed in Note 6, on August 13, 2012, the Company entered into a total equity return swap agreement to minimize earnings volatility related to these awards. The adjustments to the value of the swap tend to minimize the adjustments to the carrying value of ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which are also recorded in “General and administrative expenses”. As a result, there is a reduction of the impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

Not including the impact of the total equity return swap agreement, compensation (benefit) expense for the three-month periods ended March 31, 2015 and 2014 amounted to $86 and ($1,741), respectively.

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2014.  Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $1,007 and $1,886 during the three-month periods ended March 31, 2015 and 2014, respectively, of which $215 and $810 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Stock Options

The following table summarizes the activity of stock options during the three-month period ended March 31, 2015:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2014	2,550,835	17.62	4.94
Forfeitures	(35,504)	19.36	5.37
Outstanding at March 31, 2015	2,515,331	17.59	4.93
Exercisable at March 31, 2015	1,086,187	19.98	5.48

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

Stock Options (continued)

The following table provides a summary of outstanding stock options at March 31, 2015:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	1,086,187	1,429,144	2,515,331
Weighted-average grant-date fair market value per unit	5.48	4.51	4.93
Total grant-date fair value	5,955	6,450	12,405
Weighted-average accumulated percentage of service	100	78.3	88.7
Stock-based compensation recognized in Additional paid-in capital	5,955	5,048	11,003
Compensation expense not yet recognized (iii)	—	1,402	1,402

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2015 and 2019.
(iii)	Expected to be recognized in a weighted-average period of 2.9 years.

Restricted Share Units

The following table summarizes the activity of restricted share units during the three-month period ended March 31, 2015:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2014	862,855	14.38
Forfeitures	(15,009)	14.82
Outstanding at March 31, 2015	847,846	14.37
Exercisable at March 31, 2015	—	—

The following table provides a summary of outstanding restricted share units at March 31, 2015:

Number of units outstanding (i)	847,846
Weighted-average grant-date fair market value per unit	14.37
Total grant-date fair value	12,186
Weighted-average accumulated percentage of service	73.9
Stock-based compensation recognized in Additional paid-in capital	9,004
Compensation expense not yet recognized (ii)	3,182

(i)	Related to awards that will vest between fiscal years 2015 and 2019.
(ii)	Expected to be recognized in a weighted-average period of 3.5 years.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commenced on January 1, 2014 the Company must reinvest an aggregate of at least $180 million; and open no less than 250 new restaurants;

(iii)	to commit to funding a specified Strategic Marketing Plan;
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(v)	to maintain a minimum fixed charge coverage ratio as well as a maximum leverage ratio.

Currently, the Company has submitted to McDonald’s Corporation a proposal for an amendment to the plans mentioned in point (ii) above, in order to adjust these plans to the current economic realities of the region. No assurances can be given, however, that the Company will be able to come to an agreement with McDonald’s Corporation on an amendment to these plans.

The Company was not in compliance with the ratios mentioned in point (v) above for certain periods in 2014. For that reason, on July 31, 2014, McDonald’s Corporation granted the Company a limited waiver for a six-month period (from and as of June 30, 2014 until and including December 31, 2014), during which time, the Company was not required to maintain the financial ratios set forth in the MFA. As of March 31, 2015, the Company was not in compliance with the ratios and, as a result, was negotiating an extension of the referred waiver. However, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

During 2014, the Company negotiated and obtained temporary royalty waivers from McDonald’s Corporation for its operations in Venezuela considering the restrictions and regulations in place affecting its operations in that country. For the three-month period ended March 31, 2014, the Company recorded a royalty waiver amounting to $4.7 million, recorded as lower “Royalty fees” in the consolidated statements of income.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At March 31, 2015 the Company maintains a provision for contingencies amounting to $17,531 ($20,139 at December 31, 2014), which is disclosed net of judicial deposits amounting to $6,298 ($7,935 at December 31, 2014) that the Company was required to make in connection with the proceedings. As of March 31, 2015 and December 31, 2014, the net amount of $11,233 and $12,204 is disclosed as follows: $673 and $777 as a current liability and $10,560 and $11,427 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Provision for contingencies (continued)

	As of
	March 31, 2015 (Unaudited)	As of December 31, 2014
Tax contingencies in Brazil	$1,950	$1,999
Labor contingencies in Brazil	8,107	10,360
Others	7,474	7,780
Subtotal	17,531	20,139
Judicial deposits	(6,298)	(7,935)
Provision for contingencies	$11,233	$12,204

As of March 31, 2015, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $23 and $33 million.

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. The Company believes that a final negative resolution has a low probability of occurrence.

Provision for contingencies (continued)

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. Although this case is in its early stages, the Company believes that a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. Although certain negative resolution occurred in that lawsuit at the preliminary and first instance stage, no provision has been recorded because the Company believes that a final negative resolution has a low probability of occurrence.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At March 31, 2015, the non-current portion of the provision for contingencies includes $4,101 ($4,395 at December 31, 2014) related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements.

The following table presents information about profit or loss and assets for each reportable segment:

	For the three-month periods ended
	March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$365,930	$428,565
Caribbean division	100,582	187,638
NOLAD	86,543	92,679
SLAD	222,003	206,612
Total revenues	$775,058	$915,494
Adjusted EBITDA:
Brazil	$40,223	$45,546
Caribbean division	(1,702)	(3,962)
NOLAD	6,179	5,614
SLAD	25,045	22,252
Total reportable segments	69,745	69,450
Corporate and others (i)	(27,892)	(19,127)
Total adjusted EBITDA	$41,853	$50,323

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the three-month periods ended
	March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$41,853	$50,323

Plus (Less) items excluded from computation that affect operating income:
Depreciation and amortization	(27,696)	(28,016)
Gains (losses) from sale or insurance recovery of property and equipment	157	(60)
Write-offs of property and equipment	(777)	(663)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(215)	(810)
Impairment of long-lived assets	(7,804)	—
ADBV Long-Term Incentive Plan incremental compensation from modification	(133)	—
Operating income	5,385	20,774

Plus (Less):
Net interest expense	(16,324)	(16,957)
(Loss) Gain from derivative instruments	(73)	10
Foreign currency exchange results	(23,698)	(20,447)
Other non-operating expenses, net	(46)	(318)
Income tax benefit (expense)	6,587	(3,699)
Net (income) loss attributable to non-controlling interests	(64)	7
Net loss attributable to Arcos Dorados Holdings Inc.	$(28,233)	$(20,630)

	For the three-month periods ended
	March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$13,233	$14,083
Caribbean division	6,959	7,171
NOLAD	6,564	7,183
SLAD	4,897	4,994
Total reportable segments	31,653	33,431
Corporate and others (i)	2,233	1,951
Purchase price allocation (ii)	(6,190)	(7,366)
Total depreciation and amortization	$27,696	$28,016

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the three-month periods ended
	March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$3,928	$8,073
Caribbean division	1,336	3,477
NOLAD	1,615	3,081
SLAD	4,829	5,715
Total reportable segments	11,708	20,346
Others	250	383
Total property and equipment expenditures	$11,958	$20,729

	As of
	March 31, 2015	December 31,
	(Unaudited)	2014
Total assets:
Brazil	$672,295	$833,334
Caribbean division	385,402	444,641
NOLAD	337,935	360,644
SLAD	280,653	291,473
Total reportable segments	1,676,285	1,930,092
Corporate and others (i)	88,752	98,651
Purchase price allocation (ii)	(209,967)	(233,963)
Total assets	$1,555,070	$1,794,780

(i)
Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Venezuela and Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate deferred income taxes, a loan receivable with related parties and  a receivable with an independent logistic operator.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $993,163 and $1,116,281 at March 31, 2015 and December 31, 2014, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each.

Issued and outstanding capital

At March 31, 2015 and December 31, 2014, the Company had 210,216,043 shares issued and outstanding with no par value, consisting of 130,216,043 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

 Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 7, 2014, the Company declared a dividend distribution to its shareholders amounting to $50,036, with respect to its results of operations for the fiscal year 2013.

As of March 31, 2015, the Company has not declared a dividend distribution to its shareholders, with respect to its results of operations for the fiscal year 2014.

Accumulated Other Comprehensive Losses

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of March 31, 2015 and their related activity during the three-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Defined benefit pension plan (i)	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2014	$(302,889)	$1,598	$(1,176)	$(302,467)
Other comprehensive (loss) gain before reclassifications (Unaudited)	(49,311)	11,006	—	(38,305)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited) (i)	—	(7,750)	110	(7,640)
Net current-period other comprehensive (loss) income (Unaudited)	(49,311)	3,256	110	(45,945)
Balances at March 31, 2015 (Unaudited)	$(352,200)	$4,854	$(1,066)	$(348,412)

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity (continued)

Accumulated Other Comprehensive Losses (continued)

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of March 31, 2014 and their related activity during the three-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Defined benefit pension plan (i)	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2013	$(217,136)	$(768)	$(831)	$(218,735)
Other comprehensive loss before reclassifications (Unaudited)	(14,347)	(1,174)	—	(15,521)
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited) (i)	—	2,322	44	2,366
Net current-period other comprehensive (loss) income (Unaudited)	(14,347)	1,148	44	(13,155)
Balances at March 31, 2014 (Unaudited)	$(231,483)	$380	$(787)	$(231,890)

(i)  Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. Annually, the Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

11.	Loss per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Loss per share (continued)

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the three-month periods ended
	March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Net loss attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(28,233)	$(20,630)
Weighted-average number of common shares outstanding - Basic	210,216,043	209,867,426
Incremental shares from assumed exercise of stock options (a)	—	—
Incremental shares from vesting of restricted stock units	148,486	363,105
Weighted-average number of common shares outstanding - Diluted	210,364,529	210,230,531

Basic net loss per common share attributable to Arcos Dorados Holdings Inc.	$(0.13)	$(0.10)
Diluted net loss per common share attributable to Arcos Dorados Holdings Inc.	$(0.13)	$(0.10)

(a)  Options to purchase shares of common stock were outstanding during the three-month periods ended March 31, 2015 and 2014. See Note 7 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

12.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela and Uruguay (the “Axionlog Business”). Pursuant to this agreement Axis provides the Company distribution services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line with interest rates prevailing in the market, the loan will mature on November 7, 2016. As of  March 31, 2015 and December 31, 2014, Axionlog Distribution B.V. had borrowed $11,500, from the Company in connection with this revolving loan agreement. The related receivable is included within “Miscellaneous” in the Company’s consolidated balance sheets.

The following table summarizes the outstanding balances between the Company and the Axis Business as of March 31, 2015 and December 31, 2014:

	As of
	March 31,
	2015	December 31,
	(Unaudited)	2014
Prepaid expenses and other current assets	$3,442	$—
Other receivables	1,313	1,796
Miscellaneous	15,035	14,901
Accounts payable	4,904	7,742

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Related party transactions (continued)

The following table summarizes the transactions between the Company and the Axis Business for the three-month periods ended March 31, 2015 and 2014:

	Period ended March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Food and paper (i)	$39,991	$52,140
Occupancy and other operating expenses	742	321

(i)
Includes $9,769 of logistics service fees and $30,222 of suppliers purchases managed through Axis for the three-month period ended March 31, 2015; and, $10,946 and $41,194, respectively, for the three-month period ended March 31, 2014.

As of March 31, 2015 the Company had other receivables and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $494 and $719, respectively.

13.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF) held by its Venezuelan subsidiaries  remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay dividends and has been limited in its ability to pay royalties at the official exchange rate.

Revenues and operating income of the Venezuelan operations were $13,602 and $(15,089), respectively, for the three-month period ended March 31, 2015; and $90,084 and $(10,651), respectively, for the three-month period ended March 31, 2014.

On February 8, 2013, the Venezuelan government announced the devaluation of its currency, from the preexisting official exchange rate of 4.30 VEF per US dollar to 6.30 VEF per US dollar. The access to this official exchange rate is reserved for the food and other industries deemed a priority.

On March 18, 2013, the Venezuelan government announced the creation of an alternative currency exchange system called SICAD (Supplementary System for the Administration of Foreign Currency), an auction mechanism applicable only to certain imported products. On January 23, 2014, Exchange Agreement Nº25 expanded the use of this mechanism by establishing that payments related to foreign investments and royalties, among others, had to be made at the SICAD exchange rate.

In February 2014, a new Exchange Regime Act was enacted to introduce flexibility into the exchange control system by creating the Alternative System for the Administration of Foreign Currency (Sistema Cambiario Alternativo de Divisas), or SICAD II. According to the Act, the Central Bank of Venezuela no longer had exclusive control over buying and selling foreign currency. That system was regulated through the Exchange Agreement N° 27 of March 10, 2014. This system was expected to serve as an additional source of U.S. dollars.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Venezuelan operations (continued)

As a result of those announcements, the Company reassessed the exchange rate used for remeasurement purposes. Considering that SICAD would be the applicable exchange rate for dividend’s remittance, based on the advice of legal counsel, the Company concluded that the SICAD exchange rate, amounting to 11.80 VEF per US dollar as of March 1, 2014, was the rate applicable for remeasurement purposes as from that date. As a result of the exchange rate change, the Company recognized a foreign currency exchange loss of $19,697, including a related party receivable denominated in VEF, and a write down of certain inventories of $7,611 within “Other operating expenses, net”, due to the currency exchange rate change impact on their net recoverable value.

Subsequently, based on the Company’s lack of access to the SICAD auction system and its ability to carry out transactions at the SICAD II rate, the Company concluded that the SICAD II exchange rate, amounting to 49.98 VEF per US dollar as of June 1, 2014, was the rate applicable for remeasurement purposes as from that date. As a result of the exchange rate change to SICAD II, the Company recognized a foreign currency exchange loss of $38,963, including the effect from a related party receivable denominated in VEF; a write down of certain inventories of $9,937 due to the currency exchange rate change impact on their net recoverable value and an impairment of long-lived assets amounting to $45,186.

During the fiscal year 2014, the Company participated in 64 SICAD II auctions and successfully executed transactions amounting to VEF 113.6 million, pursuant to which it acquired $2,174. The Company recognized foreign currency exchange losses amounting to $1,358 for transactions carried out before the currency exchange rate change to SICAD II.

During February 2015, the Venezuelan government announced the unification of SICAD and SICAD II into a single foreign exchange mechanism called SICAD, an auction system controlled by the Venezuelan government with an initial exchange rate of 12 VEF per US dollar. Furthermore, on February 10, 2015, the Exchange Agreement N°33 established a new open-market foreign exchange system called SIMADI (Sistema Marginal de Divisas). SIMADI functions on free market principles with foreign currency offered either by PDVSA (Petróleos de Venezuela, S.A.), the Central Bank of Venezuela or the private sector. SIMADI allows the settlement of transactions in cash and securities denominated in foreign currencies as well as transactions by foreign exchange intermediaries including banking institutions and brokerage houses.

As of March 31, 2015, three foreign exchange rates were legally available: (i) the official exchange rate settled at 6.30; (ii) the new SICAD exchange rate settled at 12; and (iii) the SIMADI exchange rate settled at 192.95.

During the three-month period ended March 31, 2015, the Company acquired $569 through SIMADI system at an average exchange rate of 185.27 VEF per US dollar. Considering that the SICAD II exchange rate is no longer available, the lack of operations at the new SICAD exchange rate and its successful access to the SIMADI mechanism, the Company concluded that the SIMADI exchange rate, amounting to 177 VEF per US dollar as of March 1, 2015, was the rate applicable for remeasurement purposes as from that date. As a result of the exchange rate change to SIMADI, the Company recognized a foreign currency exchange loss of $8,046, a write down of certain inventories of $3,250 due to the currency exchange rate change impact on their net recoverable value and an impairment of long-lived assets amounting to $7,804 within “Other operating expenses, net”.

The Company performed the impairment test of its long-lived assets in Venezuela considering the operating losses incurred in this market as a consequence of the Company’s currency exchange rate change (indicator of potential impairment). The long-lived asset impairment test was done in accordance with the guidance within ASC 360-10-35. As a result of this analysis, the Company recorded an impairment, measured with a fair market value approach,  primarily associated to real estate acquired during the fourth quarter of 2013. The impairment charge also includes certain restaurants with undiscounted future cash flows insufficient to recover their carrying value. The restaurants impairment charges were measured by the excess of the carrying amount of the restaurants over their fair value. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2015 and 2014 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Venezuelan operations (continued)

As of March 31, 2015, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the SIMADI rate was $3.1 million (including $4.5 million of cash and cash equivalents). Venezuela’s non-monetary assets were $61.9 million at March 31, 2015 and included approximately $53.9 million of fixed assets.

In addition to exchange controls, the Venezuelan market is subject to price controls, which limits the Company’s ability to increase prices to offset the impact of continuing high inflation on product, labor and other operating costs. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. Although these regulations caused a delay in the pricing plan, the Company was able to increase prices during fiscal year 2014 and the three-month period ended March 31, 2015.

The Company’s business in Venezuela, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

14.	Subsequent events

On April 20, 2015, the Company agreed upon with Goldman Sachs International to amend the total equity return swap agreement, mentioned in Note 6, by reducing the threshold to make the collateral deposit from $3,000 to $0 and revising the provision related to the counterparty’s ability to terminate the swap agreement in the event that the stock price falls below certain thresholds.

As mentioned in Note 8, the Company was not in compliance with the ratios specified in the MFA as of March 31, 2015. On May 8, 2015, McDonald’s Corporation granted the Company an extension of the limited waiver, until and including March 31, 2015, for which the Company was not required to maintain the financial ratios set forth in the MFA.

On May 10, 2015, the Company made the grant of awards corresponding to fiscal year 2015 under the Equity Incentive Plan, mentioned in Note 7, to certain of its executive officers and other employees.